September 26, 2024

Ivy Lee
Chief Financial Officer
SAG Holdings Ltd
14 Ang Mo Kio Street 63
Singapore 569116

       Re: SAG Holdings Ltd
           Amendment No. 20 to Registration Statement on Form F-1
           Filed September 20, 2024
           File No. 333-267771
Dear Ivy Lee:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 20 to Registration Statement on Form F-1
General

1. Please refer to Exhibit 5.1. Please have company counsel revise the legal opinion to cover the registered public offering and resale offering. In this regard, we note that most recent legal opinion dated June 14, 2023 is dated and doesn't cover the current offerings and specifically the resale offerings. Please revise as applicable. September 26, 2024
Page 2

       Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services